[Letterhead of Morgan, Lewis & Bockius LLP]

via EDGAR Correspondence

February 28, 2025

Mr. Brent J. Fields
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542

Dear Mr. Fields:

This letter responds to comments you provided via email on February 27, 2025, with respect to the SPDR SSGA Apollo IG Public & Private Credit ETF (the “Fund”).

For your convenience we have restated your comments, and responses thereto on behalf of the Registrant, are provided below.

1.
Comment: We acknowledge that, as requested by the staff, the Fund filed a copy of the Agreement to Provide Firm Bid Quotations and Obligation to Purchase (“Agreement”) between the Fund and Apollo Global Securities, LLC (“Apollo”) as a material contract pursuant to Item 28(h) of Form N-1A. However, the as-filed agreement is redacted to such an extent that the material terms of the agreement are not public. While registrants may redact confidential information from exhibits, it is unclear how the majority of the agreement is confidential. Please review the as-filed agreement and reconsider the items for redaction, such that material terms of the agreement, including definitions and sections of the Agreement relating to bid mechanics are publicly filed.

Response: While the Registrant continues to believe the redacted portions of the agreement are proprietary and should be treated confidentially, the Registrant will file the complete agreement on EDGAR.

2.
Comment: We note that the Fund has submitted most of its responses to staff comments via email and pursuant to requests for confidential treatment. As previously communicated by the staff, responses to staff comments should be filed on EDGAR. The staff accepts supplemental materials via email and registrants may request confidential treatment of such supplemental materials. Responses to comments, however, do not constitute supplemental materials and should be included in response letters filed on EDGAR. Please refile your response letters on EDGAR to include your responses to staff comments, which will be made public consistent with the filing review process.

Response:  While the Registrant continues to believe the responses previously provided supplementally are proprietary and should be treated confidentially, the Registrant will re-file the prior response letters in their entirety on EDGAR.

3.
Comment: As previously noted, the staff is concerned that the use of Apollo in the Fund’s name is misleading under section 35(d) of the Investment Company Act of 1940 (the “1940 Act”). The Fund’s disclosure indicates that: (i) Apollo does not have a contractual obligation to identify and make available (or offer) any investment for the Fund to buy, (ii) the sale of AOS Investments to Apollo is not exclusive and the Fund may seek to sell AOS Investments to other counterparties; and (iii) Apollo is not a sponsor, distributor, promoter, or investment adviser to the Fund. Given these assertions, the staff believes that the use of Apollo in the Fund’s name could be misleading. Please revise the Fund’s name to reflect the limited nature of Apollo’s relationship with the Fund.

Response: While the Registrant continues to disagree that the use of “Apollo” in the Fund’s name is misleading, the Registrant will revise the name of the Fund as soon as practicable, subject to the approval of the Registrant’s Board of Trustees.

4.
Comment: We have concerns regarding the Fund’s liquidity risk management program under rule 22e-4 under the 1940 Act. We acknowledge that the liquidity of any Fund portfolio position will depend on future circumstances. We do not believe, however, that it would be sufficient for purposes of paragraph (b) of the rule to rely solely on bids from Apollo under the Agreement to find an AOS Investment not to be illiquid. We are available to discuss this further.

Response: The Registrant agrees the liquidity of any Fund portfolio position will depend on future circumstances.  As noted in response to comment 5 below, the Fund will value all of its assets on a daily basis, including AOS Investments.  If the quote provided by Apollo for an AOS Investment is the same or higher than the valuation of the AOS Investment determined by the Adviser as valuation designee, which the Adviser will determine fully independently of Apollo, the Registrant believes it would be reasonable and consistent with paragraph (b) of Rule 22e-4 to classify the AOS Investment as less liquid, and, therefore, not illiquid.  As a result, the Registrant confirms that it is not classifying AOS Investments as liquid based solely on bids from Apollo under the Agreement.  The Registrant appreciates the staff’s offer to discuss this topic further and is happy to do so at the staff’s convenience.

5.	Comment: We have concerns with the Fund’s ability to comply with the 1940 Act and the rules thereunder with respect to the valuation of AOS Investments. Specifically:

a.
An open-end fund is required by law to redeem its securities on demand from shareholders at a price approximating their proportionate share of the fund's net asset value (“NAV”) at the time of redemption. See section 22(d) of the 1940 Act. The rules under the 1940 Act generally require that funds calculate their NAV per share at least once daily Monday through Friday. See rule 22c-1 under the 1940 Act.

b.
Pursuant to the definition of NAV, portfolio securities with respect to which market quotations are readily available shall be valued at current market value, and other securities and assets shall be valued at fair value as determined in good faith by the board of directors of the registered company. See rule 2a-4 under the 1940 Act.

c.	The board, or its designee, is required to determine fair value in good faith by carrying out the functions specified under the rules. See rule 2a-5 under the 1940 Act.

Please explain how the Fund will comply with the 1940 Act and the rules thereunder with regard to the valuation of its AOS Investments and include disclosure in the registration statement to this effect. Please specifically confirm that the valuation determination reflected in the calculation of the Fund’s NAV will be performed on a daily basis, including for those investments where fair value is determined in good faith, and that the requirements under rule 2a-5 will also be complied with on a daily basis with respect to all Fund investments, such that the value for each investment is determined on a daily basis.

Response: The Registrant confirms that the valuation determination reflected in the calculation of the Fund’s NAV will be performed on a daily basis, including for those investments where fair value is determined in good faith, and that the requirements under Rule 2a-5 will also be complied with on a daily basis with respect to all Fund investments, such that the value for each investment, including AOS Investments, is determined on a daily basis. In addition, the Registrant will include the following disclosure in the Fund’s registration statement addressing how the fund will comply with the 1940 Act and the rules thereunder with regard to the valuation of its AOS Investments:

The Registrant’s Board of Trustees has appointed the Adviser as the valuation designee, pursuant to Rule 2a-5, for purpose of making fair value determinations.  As previously communicated to the Staff, in determining such fair values for AOS

Investments, the Value Oversight Team of the Adviser may, as applicable and appropriate, review the brokerage quotes provided by Apollo for the AOS Investments, the various financial terms of the AOS Investment, any other financial instruments issued by or related to the issuer of the AOS Investment, applicable financial statements of the issuer, any special reports prepared by financial analysts or any governments, pronouncements and other news events related to the issuer or industry, corporate action information as to any recent transactions or offers involving the AOS Investment or the issuer, the existence of merger proposals or tender offers that may impact the AOS Investment, the price of and extent of public trading in similar instruments (including publicly issued debt by the issuer, if available) the cost at the date of purchase of the AOS Investment, the size of the AOS Investment in relation to the Fund’s portfolio, fundamental analytical data related to the AOS Investment, estimates of the AOS Investment’s fair value by independent parties, the AOS Investment’s yield-to-maturity and rating, any changes in interest rates, movements in benchmark indices or indices in which the AOS Investment or its issuer represents a fairly significant concentration, the forces that influence the market in which the AOS Investment is purchased and sold, whether the AOS Investment is restricted as to transfer, the nature and duration of the any applicable restrictions, and the values of baskets of securities traded in other markets, exchanges or among broker-dealers. While this is not intended to be an exhaustive list, the Value Oversight Team may engage in a facts and circumstances analysis of the various factors and may make determinations based on varying influential weights of the factors, to the extent applicable.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Sean P. O’Malley, Esq. Andrew J. DeLorme, Esq. W. John McGuire, Esq. Philip K.W. Smith, Esq.

4